Exhibit 99.1

VNET Reports Unaudited First Quarter 2023 Financial Results

BEIJING, May 24, 2023 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

“We were pleased to kick off 2023 with a solid first quarter, thanks to our effective dual-core growth strategy and competitive service offerings,” said Jeff Dong, Chief Executive Officer of VNET. “We consistently made headway across both our wholesale and retail businesses, as our wholesale business continued to gain traction among leading internet players while our retail business steadily expanded with a diverse customer base. Notably, we are smoothly progressing with the bid we won in the first quarter to deliver a total capacity of over 100MW in multiple phases to a new customer, one of China’s internet giants. Moving forward, we will deepen our commitment to offering high-quality and reliable services, facilitating digital transformations across verticals as China’s digital economy further develops.”

Tim Chen, Chief Financial Officer of VNET, commented, “During the first quarter, amid China’s steady post-pandemic recovery, we delivered revenue of RMB1.81 billion, representing an increase of 9.7% year-over-year. Adjusted EBITDA exceeded our expectations, growing by 9.9% year-over-year to RMB556.2 million. We also maintained a healthy operating cash flow of RMB455.0 million. With robust digital demand persisting for the foreseeable future, we remain dedicated to our dual-core growth strategy and further exploring valuable opportunities that enhance our suite of offerings and strengthen our presence in the IDC service market. We believe our core competitiveness and solid fundamentals form a strong foundation that will enable us to deliver long-term, sustainable value to all our stakeholders.”

First Quarter 2023 Financial Highlights

•	Net revenues increased by 9.7% to RMB1.81 billion (US$262.9 million) from RMB1.65 billion in the same period of 2022.
•	Adjusted cash gross profit (non-GAAP) increased by 10.1% to RMB754.3 million (US$109.8 million) from RMB684.8 million in the same period of 2022. Adjusted cash gross margin (non-GAAP) was 41.8%, compared to 41.6% in the same period of 2022.

•	Adjusted EBITDA (non-GAAP) increased by 9.9% to RMB556.2 million (US$81.0 million) from RMB506.2 million in the same period of 2022. Adjusted EBITDA margin (non-GAAP) in the first quarter of 2023 and 2022 was both 30.8%.

First Quarter 2023 Operational Highlights

•	Total cabinets under management were 87,310 as of March 31, 2023, compared to 87,322 as of December 31, 2022 and 78,964 as of March 31, 2022.
•	Cabinets utilized by customers increased by 1,300 in the first quarter of 2023 to reach 49,316 as of March 31, 2023, compared to 48,016 as of December 31, 2022 and 43,032 as of March 31, 2022.
•	Overall utilization rate of cabinets[1] was 56.5% as of March 31, 2023, compared to 55.0% as of December 31, 2022 and 54.5% as of March 31, 2022.

•	Retail IDC MRR[2] per cabinet increased to RMB9,486 in the first quarter of 2023, compared to RMB9,371 in the fourth quarter of 2022 and RMB9,236 in the first quarter of 2022.

First Quarter 2023 Financial Results

NET REVENUES: Net revenues in the first quarter of 2023 were RMB1.81 billion (US$262.9 million), representing an increase of 9.7% from RMB1.65 billion in the same period of 2022. The year-over-year increase was mainly driven by the continued growth of our IDC business as well as our cloud and VPN services.

1 The overall utilization rate is calculated by dividing the number of customer-utilized cabinets by the total cabinets under management at the end of the period.

2 Retail IDC MRR refers to Monthly Recurring Revenues for the retail IDC business.

GROSS PROFIT: Gross profit in the first quarter of 2023 was RMB352.4 million (US$51.3 million), compared with RMB355.5 million in the same period of 2022. Gross margin in the first quarter of 2023 was 19.5%, compared to 21.6% in the same period of 2022.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB754.3 million (US$109.8 million) in the first quarter of 2023, compared to RMB684.8 million in the same period of 2022. Adjusted cash gross margin in the first quarter of 2023 was 41.8%, compared to 41.6% in the same period of 2022.

OPERATING EXPENSES: Total operating expenses in the first quarter of 2023 were RMB237.1 million (US$34.5 million), compared to RMB259.5 million in the same period of 2022. As a percentage of net revenues, total operating expenses in the first quarter of 2023 were 13.1%, compared to 15.8% in the same period of 2022.

Sales and marketing expenses in the first quarter of 2023 were RMB65.8 million (US$9.6 million), compared to RMB74.9 million in the same period of 2022.

Research and development expenses in the first quarter of 2023 were RMB79.8 million (US$11.6 million), compared to RMB72.6 million in the same period of 2022.

General and administrative expenses in the first quarter of 2023 were RMB127.4 million (US$18.6 million), compared to RMB154.2 million in the same period of 2022.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses and compensation for postcombination employment in an acquisition, were RMB228.8 million (US$33.3 million) in the first quarter of 2023, compared to RMB200.8 million in the same period of 2022. As a percentage of net revenues, adjusted operating expenses in the first quarter of 2023 were 12.7%, compared to 12.2% in the same period of 2022.

ADJUSTED EBITDA: Adjusted EBITDA in the first quarter of 2023 was RMB556.2 million (US$81.0 million), representing an increase of 9.9% from RMB506.2 million in the same period of 2022. Adjusted EBITDA in the first quarter of 2023 excluded share-based compensation expenses of RMB8.3 million (US$1.2 million). Adjusted EBITDA margin in the first quarter of 2023 and 2022 was both 30.8%.

NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS: Net income attributable to ordinary shareholders in the first quarter of 2023 was RMB82.3 million (US$12.0 million), compared to a net income attributable to ordinary shareholders of RMB90.7 million in the same period of 2022.

EARNINGS PER SHARE: Basic and diluted earnings per share in the first quarter of 2023 were RMB0.09 (US$0.01) and RMB0.07 (US$0.01), respectively, which represented the equivalent of RMB0.54 (US$0.06) and RMB0.42 (US$0.06) per American depositary share (“ADS”), respectively. Each ADS represents six Class A ordinary shares. Diluted earnings per share is calculated using adjusted net income attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of March 31, 2023, the aggregate amount of the Company’s cash, cash equivalents and restricted cash was RMB3.24 billion (US$472.2 million).

Net cash generated from operating activities, in the first quarter of 2023, was RMB455.0 million (US$66.3 million), compared to RMB482.6 million in the same period of 2022.

Business Outlook

The Company expects net revenues for the full year of 2023 to be in the range of RMB7,600 million to RMB7,900 million, representing a year-over-year growth of 7.6% to 11.8%, and adjusted EBITDA to be in the range of RMB2,025 million to RMB2,125 million, representing a year-over-year growth of 8.1% to 13.5%. The above outlook remains unchanged from the previously provided estimates.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on Wednesday, May 24, 2023, or 9:00 AM Beijing Time on Thursday, May 25, 2023.

For participants who wish to join the call, please access the link provided below to complete the online registration process and dial in 5 minutes prior to the scheduled call start time.

Event Title:	VNET First Quarter 2023 Earnings Conference Call

Registration Link:	https://register.vevent.com/register/BI2b1a455a2d1c4052884fb097d6b93441

Upon registration, each participant will receive a set of dial-in numbers by location, a personal PIN and an email with further detailed instructions, which will be used to join the conference call.

A simultaneous audio webcast and replay of the conference call will be accessible on the Company’s investor relations website at http://ir.vnet.com.

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small-to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.

 CONSOLIDATED BALANCE SHEETS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2022	March 31, 2023
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets		Ex-Rate	6.8676
Current assets:
Cash and cash equivalents	2,661,321	2,916,329	424,650
Restricted cash	327,673	325,631	47,416
Accounts and notes receivable, net	1,763,693	2,020,435	294,198
Prepaid expenses and other current assets	2,147,500	2,569,329	374,127
Amounts due from related parties	152,089	232,511	33,856
Total current assets	7,052,276	8,064,235	1,174,247

Non-current assets:
Property and equipment, net	11,964,498	12,134,146	1,766,868
Intangible assets, net	1,497,131	1,469,112	213,919
Land use rights, net	576,020	595,378	86,694
Operating lease right-of-use assets, net	3,503,925	4,032,533	587,182
Goodwill	1,364,191	1,364,191	198,642
Restricted cash	500	882	128
Deferred tax assets, net	196,098	204,392	29,762
Long-term investments, net	242,194	242,020	35,241
Other non-current assets	551,572	561,218	81,720
Total non-current assets	19,896,129	20,603,872	3,000,156
Total assets	26,948,405	28,668,107	4,174,403

Liabilities and Shareholders' Equity
Current liabilities:
Accounts and notes payable	713,628	710,251	103,421
Accrued expenses and other payables	2,410,479	2,382,095	346,860
Advances from customers	1,157,963	1,563,908	227,723
Deferred revenue	95,078	119,217	17,359
Income taxes payable	42,017	30,332	4,417
Amounts due to related parties	6,928	3,657	533
Current portion of long-term borrowings	484,020	509,624	74,207
Current portion of finance lease liabilities	206,260	184,336	26,841
Current portion of deferred government grants	3,646	3,646	531
Current portion of operating lease liabilities	674,288	714,675	104,065
Convertible promissory notes	537,778	4,578,083	666,621
Total current liabilities	6,332,085	10,799,824	1,572,578

Non-current liabilities:
Long-term borrowings	3,049,856	3,632,968	529,001
Convertible promissory notes	5,859,259	1,717,030	250,019
Non-current portion of finance lease liabilities	1,047,640	1,103,454	160,675
Unrecognized tax benefits	87,174	87,174	12,694
Deferred tax liabilities	682,580	689,095	100,340
Deferred government grants	2,672	82,529	12,017
Non-current portion of operating lease liabilities	2,905,283	3,361,049	489,407
Total non-current liabilities	13,634,464	10,673,299	1,554,153

Shareholders' equity
Ordinary shares	60	60	9
Additional paid-in capital	15,239,926	15,285,161	2,225,692
Accumulated other comprehensive income	11,022	240	35
Statutory reserves	77,996	78,181	11,384
Accumulated deficit	(8,369,868)	(8,287,760)	(1,206,791)
Treasury stock	(349,523)	(349,523)	(50,894)
Total VNET Group, Inc. shareholders’ equity	6,609,613	6,726,359	979,435
Noncontrolling interest	372,243	468,625	68,237
Total shareholders' equity	6,981,856	7,194,984	1,047,672
Total liabilities and shareholders' equity	26,948,405	28,668,107	4,174,403

 VNET GROUP, INC.

 CONSOLIDATED STATEMENTS OF OPERATIONS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	1,645,486	1,880,673	1,805,782	262,942
Cost of revenues	(1,289,965)	(1,552,298)	(1,453,402)	(211,632)
Gross profit	355,521	328,375	352,380	51,310

Operating income (expenses)
Operating income	39,697	12,965	33,379	4,860
Sales and marketing expenses	(74,941)	(76,363)	(65,776)	(9,576)
Research and development expenses	(72,615)	(84,137)	(79,750)	(11,612)
General and administrative expenses	(154,237)	(156,228)	(127,447)	(18,558)
Reversal (allowance) for doubtful debt	2,633	(41,983)	2,449	357
Total operating expenses	(259,463)	(345,746)	(237,145)	(34,529)

Operating profit (loss)	96,058	(17,371)	115,235	16,781
Interest income	4,549	8,756	5,681	827
Interest expense	(53,119)	(72,923)	(69,786)	(10,162)
Other income	5,391	6,872	1,164	169
Other expenses	(352)	(22,380)	(3,592)	(523)
Changes in the fair value of convertible promissory notes	60,278	(48,510)	21,298	3,101
Foreign exchange gain	24,749	89,048	78,633	11,450
Income (loss) before income taxes and gain (loss) from equity method investments	137,554	(56,508)	148,633	21,643
Income tax expenses	(46,700)	(101)	(44,886)	(6,536)
Gain (loss) from equity method investments	2,047	(828)	(174)	(25)
Net income (loss)	92,901	(57,437)	103,573	15,082
Net profit attributable to noncontrolling interest	(2,195)	(6,807)	(21,280)	(3,099)
Net income (loss) attributable to the VNET Group, Inc.	90,706	(64,244)	82,293	11,983

Earnings (loss) per share
Basic	0.10	(0.07)	0.09	0.01
Diluted	0.03	(0.07)	0.07	0.01
Shares used in earnings (loss) per share computation
Basic*	885,771,728	888,327,554	888,383,240	888,383,240
Diluted*	938,146,240	888,327,554	1,056,829,494	1,056,829,494

Earnings (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.60	(0.42)	0.54	0.06
Diluted	0.18	(0.42)	0.42	0.06

* Shares used in earnings (loss) per share/ADS computation were computed under weighted average method.

 VNET GROUP, INC.

 RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Gross profit	355,521	328,375	352,380	51,310
Plus: depreciation and amortization*	327,393	409,825	401,877	58,518
Plus: share-based compensation expenses	1,860	1,893	-	-
Adjusted cash gross profit	684,774	740,093	754,257	109,828
Adjusted cash gross margin	41.6%	39.4%	41.8%	41.8%

Operating expenses	(259,463)	(345,746)	(237,145)	(34,529)
Plus: share-based compensation expenses	41,385	(9,684)	8,336	1,214
Plus: compensation for postcombination employment in an acquisition	17,260	-	-	-
Adjusted operating expenses	(200,818)	(355,430)	(228,809)	(33,315)
	12.2%		12.7%
Operating profit (loss)	96,058	(17,371)	115,235	16,781
Plus: depreciation and amortization*	349,609	449,469	432,629	62,996
Plus: share-based compensation expenses	43,245	(7,791)	8,336	1,214
Plus: compensation for postcombination employment in an acquisition	17,260	-	-	-
Adjusted EBITDA	506,172	424,307	556,200	80,991
Adjusted EBITDA margin	30.8%	22.6%	30.8%	30.8%

* Before the deduction of government grants for three months ended March 31, 2023

 VNET GROUP, INC.

 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	92,901	(57,437)	103,573	15,082
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation and amortization	349,609	449,469	431,654	62,854
Share-based compensation expenses	43,245	(7,791)	8,336	1,214
Others	39,992	131,774	62,631	9,120
Changes in operating assets and liabilities
Accounts and notes receivable	(197,962)	(109,803)	(254,293)	(37,028)
Prepaid expenses and other current assets	(115,458)	175,880	(378,933)	(55,177)
Accounts and notes payable	125,459	65,879	(3,377)	(492)
Accrued expenses and other payables	101,002	(53,481)	192,063	27,966
Deferred revenue	82	(774)	24,139	3,515
Advances from customers	125,243	(46,355)	405,945	59,110
Others	(81,514)	(139,873)	(136,727)	(19,909)
Net cash generated from operating activities	482,599	407,488	455,011	66,255

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,005,736)	(898,459)	(608,717)	(88,636)
Purchases of intangible assets	(10,497)	(17,132)	(2,312)	(337)
Payments for investments	(14,487)	(209,998)	-	-
Payments for other investing activities	(2,038)	(207,794)	(90,489)	(13,176)
Net cash used in investing activities	(1,032,758)	(1,333,383)	(701,518)	(102,149)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	650,952	156,912	279,916	40,759
Repayment of bank borrowings	(65,570)	(56,390)	(73,070)	(10,640)
Payments for finance lease	(102,073)	63,068	(84,882)	(12,360)
Proceed from issuance of convertible promissory notes	1,592,627	-	-	-
Proceeds from other financing activities	137,968	9,500	395,096	57,530
Net cash generated from financing activities	2,213,904	173,090	517,060	75,289

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(7,328)	(13,774)	(17,205)	(2,505)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,656,417	(766,579)	253,348	36,890
Cash, cash equivalents and restricted cash at beginning of period	1,708,473	3,756,073	2,989,494	435,304
Cash, cash equivalents and restricted cash at end of period	3,364,890	2,989,494	3,242,842	472,194